SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                               Amendment Number 2

                    Under the Securities Exchange Act of 1934

                             Bluegate Corporation
                                (Name of Issuer)

                         Common Stock, par value $0.001
                         (Title of Class of Securities)

                                  09623A-10-5
                                 (CUSIP Number)

           William Koehler, 701 N. Post Oak Rd., Suite 600, Houston,
                          Texas 77024, (713) 686-1100
            (Name, Address, and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  July 16, 2007
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the
following box.          [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240,13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 09623A-10-5                                           Page 2 of 6

This schedule is being filed to reflect the current name of registrant, the current CUSIP of the registrant, and to reflect a reverse stock split.

(1)  Name of Reporting Person and IRS Identification No. of Above Person:

                                William Koehler

(2)  Check the Appropriate Box if a Member of a Group (See Instructions).

                                                                        (a)  [ ]
                                                                        (b)  [ ]

(3)  SEC Use Only

(4)  Source of Funds (See Instructions)

                                       PF

(5)  Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e).                                                     [ ]

(6)  Citizenship or Place of Organization

                            United States of America

Number     (7)  Sole Voting Power
of                             2,691,136
Shares
Bene-
ficially   (8)  Shared Voting Power
Owned                          -0-
by
Each
Report-    (9)  Sole Dispositive Power
ing                            2,691,136
Person
With:
          (10)  Shared Dispositive Power
                               -0-

(11)  Aggregate Amount Owned by Each Reporting Person
                               2,691,136

(12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)
                                                                             [ ]


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CUSIP  No.  09623A-10-5                                           Page  3  of  6

(13)  Percent of Class Represented by Amount if Row (11)

                                      16%

(14)  Type of Reporting Person
                                       IN


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CUSIP  No.  09623A-10-5                                           Page  4  of  6

ITEM 1     Security and Issuer

     This Schedule 13D is being filed with respect to shares of common stock, par value $0.001 per share, of Bluegate Corporation, whose address is 701 N. Post Oak Rd., Suite 600, Houston, Texas 77024.

ITEM 2.     Identity and Background

     (a)  William Koehler.

     (b)  Business address:  701 N. Post Oak Rd., Suite 600, Houston, Texas
          77024.

     (c) Director, Bluegate Corporation, 701 N. Post Oak Rd., Suite 600, Houston, Texas 77024.

     (d) Mr. Koehler has not, during the last five years, been convicted in a criminal proceeding (excluding minor traffic violations or similar misdemeanors).

     (e) Mr. Koehler has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  Mr. Koehler is a citizen of the United States of America.


ITEM  3.     Source and Amount of Funds or Other Consideration

     In July 2007, Mr. Koehler used $50,000 of his own funds to purchase 100,000 shares of common stock at a purchase price of $0.50 per share and for the purchase of 250,000 warrants to purchase common stock at an exercise price of $0.17 per share expiring in July 2012.


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CUSIP  No.  09623A-10-5                                           Page  5  of  6

ITEM  4.     Purpose of Transaction


(a) Mr. Koehler may, from time to time, acquire additional securities of the registrant for investment purposes. In connection with Mr. Koehler's position as a director of the registrant, he could receive as compensation, stock and options to acquire shares of common stock.

(b) Mr. Koehler has no present plans or proposals for an extraordinary corporate transaction involving the registrant. The registrant previously acquired his company.

(c) Mr. Koehler has no present plans or proposals involving the sale or transfer of a material amount of assets of the registrant or any of its subsidiaries.

(d) Mr. Koehler has no present plans or proposals involving any change in the present board of directors or management of registrant, nor any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board.

(e) Mr. Koehler has no present plans or proposals for a material change in the present capitalization or dividend policy of the registrant.

(f) Mr. Koehler has no present plans or proposals for a material change in the registrant's business or corporate structure.

(g) Mr. Koehler has no present plans or proposals for changes in the registrant's charter or bylaws, or instruments corresponding thereto or other actions that may impede the acquisition of control of the registrant by any person.

(h) Mr. Koehler has no present plans or proposals for causing a class of securities of the registrant to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association.

(i) Mr. Koehler has no present plans or proposals for a class of securities of the registrant becoming eligible for termination of registration pursuant to
Section 12(g)(4) of the Act.

(j) Mr. Koehler has no present plans or proposals for any actions similar to those enumerated above.


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CUSIP  No.  09623A-10-5                                           Page  6  of  6

ITEM  5.     Interest in Securities of the Issuer

     (a) Mr. Koehler the beneficial owner of 538,636 shares of common stock and the beneficial owner of 2,152,500 options and warrants.

(b) Mr. Koehler has sole voting and dispositive power for all of the shares of common stock.

(c) Mr. Koehler has not made any transactions in common stock during the past sixty days, other than as described herein.

(d) Other than Mr. Koehler, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Mr. Koehler holdings.

(e)  Not applicable.

ITEM 6. Contract, Agreements, Understandings or Relationships with Respect to Securities of the Issuer

     None.

ITEM  7.     Material to be Filed as Exhibits

     None.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


Date                                  (signed)
July 18, 2007                                -----------------------------
                                        /s/     William Koehler
                                                William Koehler